SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of

December 8, 2003

CRYSTAL GRAPHITE CORPORATION

#1750-999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

[indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F.]

                          Form 20-F

                          X

                            Form 40-F

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                  Yes

                                  X

                              No

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTAL GRAPHITE CORPORATION

(Registrant)

"Lana Bea Turner"

Date: December 8, 2003                                                     by:

                                                                                                    (Lana Bea Turner, Secretary)*

*Print the name and title of the signing officer under his signature.

CGC

CRYSTAL GRAPHITE CORPORATION

News Release # 0155

Shares Outstanding: 25,964,395

CUSIP #229248109

OTCBB Trading Symbol: "CYTGF"

December 8, 2003

Vancouver, BC...Crystal Graphite Corporation (OTCBB:  CYTGF).   The Company reports that Phase One of the capital expansion is nearing completion, which is expected at the beginning of January 2004.  This expansion includes: 1) new feed system with a four hour production storage hopper, 2) new water recycle treatment system, 3)  upgrade to the drying system, 4) new product multi-deck screen, 5) plastic and stainless steel replacement to steel tanks and equipment to eliminate rust contamination, and 6) process control improvements.

Also during the month of October 2003 pit development work and extraction of graphitic material occurred at Crystal Graphite Corporation's (CGC) Black Crystal flake graphite deposit at Hoder Creek in the Slocan Valley area near Nelson, British Columbia.  A haul truck/trailer turn around area and quarry access to the first two mining benches was completed successfully.  During the development of this area, 1150 tonnes of graphitic material at an average fixed carbon grade of 3.75% was released and transported to CGC's processing plant at Koch Creek.  With this additional run-of-mine tonnage, CGC now has 9500 tonnes of plant feed available adjacent to its new feed hopper and conveying system.  This total tonnage equates to 302 tonnes of high purity recoverable product.

CGC presently has 70 tonnes of various products of which 50 tonnes are either bagged or in concentrate form averaging 96% fixed carbon grade.  This inventoried material can either be sold as a lower end product or be upgraded to 99% for high technology applications.  CGC's processing plant has now exceeded the 99% grade using mechanical methods with only a diluted hydrochloric acid leach.

Product marketing interest continues in CGC's high purity flake graphite with numerous large samples being shipped in the last quarter to various users including bi-polar plate manufacturers for fuel cells, the battery industry and brake lining manufacturers.  The Company continues advanced discussions with several potential strategic customers that manufacture graphite products in the advanced energy sector.

About Crystal Graphite

Crystal Graphite has developed three marketable graphite products ranging in purity from 97% to 99.5% graphitic carbon, all to be produced at the company's processing facility, using graphitic material from the company's extensive holdings near Nelson, British Columbia.  This purity of graphite is particularly useful in the development of bi-polar plates for fuel cells.  More information on Crystal Graphite is available at the company's website: http://www.crystalgraphite.com or by contacting the company's investor relations department at 1-877-509-8877 or (604) 681-3060.

This release contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934.  Any statements that express or involve discussions with respect to prediction, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be "forward looking statements."  Forward looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.  Forward looking statements in this action may be identified through the use of words such as "expects", "will", "anticipates", "estimates", "believes", or statements indicating certain actions "may", "could" or "might occur.